Filed by Quintana Maritime Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Quintana Maritime Limited

Commission File No.: 000-51412

Quintana Maritime Limited Pandoras 13 & Kyprou Street 166 74 Glyfada Greece

NEWS RELEASE

Quintana Maritime Limited Reports Fourth Quarter and Annual 2007 Results and Declares Dividend of $0.31 Per Share

ATHENS, GREECE – February 14, 2008 – Quintana Maritime Limited (NASDAQ: QMAR), a leading international provider of dry bulk transportation services, announced today its operating and financial results for the fourth quarter and full year ended December 31, 2007.

Proposed Merger with Excel:

•	Jointly announced with Excel Maritime Carriers, Ltd. (NYSE: EXM) that Excel had agreed to acquire Quintana;

•

Excel will pay $13.00 per share in cash for each share of Quintana common stock and 0.4084 shares of Excel Class A common stock (subject to adjustment) per share of Quintana common stock, representing a 57% premium to QMAR closing price on January 28th, the date the transaction was announced.

•	It is a transformational transaction for Excel and Quintana, which will create the largest U.S. listed dry bulk shipping company by DWT;

•

The combined company will operate a fleet of 47 vessels with a total carrying capacity of 3.7 million DWT. The size of the fleet is expected to increase to 55 vessels with a total carrying capacity of 5.2 million DWT after the addition of 8 Capesize vessels which are expected to be delivered by the end of 2010.

•	Excel’s acquisition of the Quintana fleet significantly lowers the average age of Excel’s fleet.

2007 Highlights:

•	Increased quarterly dividend guidance by approximately 30% to $0.31 per share;

•	Increased net revenues and net income by 129% and 322%, respectively, over 2006;

•	Increased adjusted net income and adjusted EBITDA by 209% and 133%, respectively, over 2006;

•

Completed sale-leaseback transactions for our 7 oldest Panamax vessels, receiving net proceeds of approximately $250 million, $185 million of which was used to prepay debt under our revolving credit facility;

•

Took delivery of the remaining vessels purchased from Metrostar and finalized negotiations with Bunge for the remaining term of the master time charter which ends December 31, 2010 for all 17 vessels under the agreement; and

•	Leveraged our relationship with our sponsors by entering into joint ventures for the construction of 7 Capesize vessels.

Fourth Quarter 2007 Results:

For the fourth quarter of 2007, Quintana reported net income of $4.2 million, or $0.07 per diluted share, compared to a net income of $10.8 million, or $0.21 per diluted share, in the fourth quarter of 2006. The fourth quarter 2007 results include finance and legal fees relating to our sale process of $1.4 million and a non-cash unrealized swap loss of approximately $14.6 million on our interest-rate swap. There was a non-cash unrealized swap gain of $2.1 million in the corresponding period in 2006. Before the sale process costs and the unrealized swap loss / gain, our adjusted net income was $20.3 million, or $0.35 per diluted share, an increase of approximately 133% over adjusted net income of $8.7 million, or $0.18 per diluted share in the corresponding period last year. Net revenues for the fourth quarter were $64.9 million compared to $37.0 million in the fourth quarter of 2006, an increase of 75%.

Adjusted EBITDA for the fourth quarter of 2007 was $41.2 million, an increase of $12.6 million, or approximately 44%, over Adjusted EBITDA of $28.6 million in the fourth quarter of 2006. During the fourth quarter of 2007, Quintana operated an average of 29 vessels, earning an average time charter equivalent (TCE) rate of $25,925 per ship per day. During the corresponding quarter in 2006, the Company operated an average of 20.5 vessels, earning an average TCE rate of $21,566 per day.

Stamatis Molaris, President and Chief Executive Officer of Quintana Maritime, commented, “The fourth quarter continued to provide the strong profitability and cash flow generation of the previous quarters in 2007. Our Adjusted Net Income more than doubled compared to the same quarter last year whilst our adjusted EBITDA increased by more than 40%. We are very excited about entering a new phase of the Company’s growth through the proposed merger with Excel.”

Full Year 2007 Results:

For the year ended December 31, 2007, Quintana reported net income of $53.8 million, or $0.95 per diluted share, compared to net income of $12.7 million, or $0.37 per diluted share, for the year ended December 31, 2006. Net income for 2007 includes finance and legal fees relating to our sale process of $1.4 million and a non-cash unrealized swap loss of $20.3 million on our interest-rate swap. In 2006 there was a non-cash swap loss of $9.8 million and a non-cash write-off of unamortized financing fees of $1.9 million. Before the sale process costs and the non-cash charges, adjusted net income in 2007 was $75.4 million, or $1.33 per diluted share, compared to $24.4 million or $0.70 per diluted share in 2006, an increase of 209%, or $0.63 per diluted share. Net revenues for 2007 were $236.4 million, compared to $103.3 million a year ago, an increase of 129%.

Adjusted EBITDA for the full year 2007 was $174.8 million, an increase of $99.7 million, or 133%, over Adjusted EBITDA of $75.1 million in the full year 2006. During 2007, Quintana operated an average of 27.9 vessels, earning an average TCE rate of $24,859 per ship per day. During 2006, the Company operated an average of 13.5 vessels, earning an average TCE rate of $22,116 per day.

Stamatis Molaris, President and Chief Executive Officer of Quintana Maritime commented, “We are pleased to have concluded the 2007 fiscal year with our strongest operational results to date. These results were a consequence of the growth of our fleet from 23 to 29 vessels over the course of 2007. The proposed merger with Excel will further enhance the combined company’s growth prospects, and we expect the combined company to provide an attractive mix of long-term charter coverage, which ensures visible cash flows, and exposure to immediate upside potential in the spot market.”

Dividend:

The Board of Directors of Quintana has declared a dividend of $0.31 per share, payable on March 7, 2008 to all shareholders of record as of February 22, 2008. Inclusive of this dividend, Quintana declared dividends of $1.17 per share with respect to periods in 2007 and aggregate dividends of $2.50 per share since August 2005. The dividend payment of $0.31 per share is consistent with the guidance provided by the Board of Directors.

Warrants:

As of December 31, 2007 a total of 7,346,564 warrants (including 85,365 cashless shares issued) of the 8,182,232 originally issued had been exercised, and the Company had collected approximately $58.1 million in gross proceeds. As of February 12, 2008, a further 2,326 warrants had been exercised through the cashless shares option, resulting in no further proceeds to the Company. As of February 12, 2008, 833,342 warrants remained outstanding. If the remaining warrants were exercised, the Company would expect gross proceeds of approximately $6.7 million.

Management of Interest-Rate Risk:

The Company entered into an interest swap agreement with Fortis Bank S.A., effective from July 1, 2006 through December 31, 2010, which effectively fixes interest due under the new revolving credit facility at a rate of 5.985%, inclusive of the spread due its lenders. Because the swap does not qualify for hedge accounting, the Company is required to mark to market the fair value of the hedge at the end of every reporting period, which may result in significant fluctuations from period to period. The non-cash charge of $20.3 million recorded for the period ended December 31, 2007 after a non-cash loss of $14.6 million during the fourth quarter of 2007, reflects the change in fair value of the hedge during the year. This charge was primarily due to the fact that the variable-rate interest portion of the swap is tied to forward LIBOR rates, which were comparatively lower in 2007.

Conference Call details:

In light of the Company’s joint announcement with Excel regarding its agreed acquisition, management will not conduct a conference call discussing the Company’s fourth quarter’s and full year’s results.

-financials follow-

Quintana Maritime Limited

Consolidated Balance Sheets

(All amounts expressed in thousands of U.S. Dollars except share data)

	December 31,
	2007	2006
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$115,959	$21,335
Inventories	2,402	1,649
Due from charterers, net	371	1,159
Other receivables	1,782	1,196
Prepaid expenses and other current assets	2,692	986

Total current assets	123,206	26,325

Property and equipment:
Vessels, net of accumulated depreciation of $55,883 and $40,899	1,020,735	987,623
Advances for acquisition of vessels / newbuildings	63,137	26,310
Other fixed assets, net of accumulated depreciation of $601 and $265	818	429

Total property and equipment	1,084,690	1,014,362

Deferred charges:
Financing costs, net of accumulated amortization of $1,295 and $210	4,657	4,588
Time charter premium, net of accumulated amortization of $4,662 and $2,551	4,838	6,949
Dry docking costs, net of accumulated amortization of $1,721 and $970	8,659	5,216
Loss on sale-leaseback, net of accumulated amortization of $188 and $0	3,180	—

Total assets	$1,229,230	$1,057,440

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$77,218	$47,000
Accounts payable	4,309	5,369
Sundry liabilities and accruals	14,233	2,776
Deferred income	14,497	2,777

Total current liabilities	110,257	57,922
Long-term debt	612,600	564,960
Unrealized swap loss	30,093	9,840

Total liabilities	$752,950	$632,722

Commitments and contingencies
Minority interests in equity of consolidated joint ventures	9,053	—
Stockholders’ equity:
Common stock at $0.01 par value—100,000,000 shares authorized, 56,515,218 and 50,026,533 shares outstanding	566	501
Additional paid-in capital	495,053	442,776
Common stock to be issued for warrants exercised	—	1,438
Accumulated deficit	(28,392)	(19,997)

Total stockholders’ equity	467,227	424,718

Total liabilities and stockholders’ equity	$1,229,230	$1,057,440

Quintana Maritime Limited

Consolidated Income Statements

(All amounts expressed in thousands of U.S. Dollars except per share data)

	Three Months Ended December 31,		Year Ended December 31, 2007	Year Ended December 31, 2006
	2007	2006
	(unaudited)		(unaudited)
Revenues:
Time charter revenue	$65,849	$38,810	$244,688	$103,667
Voyage revenue	2,141	—	3,096	4,474
Commissions	(3,073)	(1,809)	(11,381)	(4,824)

Net revenue	64,917	37,001	236,403	103,317

Expenses:
Vessel operating expenses	10,694	6,109	36,721	17,489
Voyage expenses	64	15	104	4,083
Charter hire expense	8,315	—	14,592	—
General and administrative expenses	5,314	3,593	17,063	10,790
Costs related to sale process	1,380	—	1,380	—
Depreciation and amortization	11,633	10,887	52,124	30,486

Total expenses	37,400	20,604	121,984	62,848

Operating income	27,517	16,397	114,419	40,469

Other (expenses) / income:
Interest expense	(9,834)	(8,265)	(44,379)	(16,615)
Interest income	1,152	629	3,200	1,199
Finance costs	(291)	(95)	(1,085)	(2,169)
Interest-rate swap loss / (gain), net	(14,531)	2,052	(19,367)	(9,840)
Foreign exchange gains/(losses) and other, net	122	73	800	(300)

Total other expenses	(23,382)	(5,606)	(60,831)	(27,725)
Minority interest in net loss of consolidated joint ventures	109	—	180	—
Net income	$4,244	$10,791	$53,768	$12,744

Weighted average shares outstanding:
Basic	56,034,646	49,637,284	54,675,962	33,568,793

Diluted	57,600,871	52,362,593	56,630,332	34,680,371

Per share amounts:
Basic earnings per share	$0.08	$0.22	$0.98	$0.38

Diluted earnings per share	$0.07	$0.21	$0.95	$0.37

Cash dividends declared per ordinary share	$0.31	$0.21	$1.10	$0.84

Quintana Maritime Limited

Consolidated Statements of Cash Flows

(All amounts expressed in thousands of U.S. Dollars)

	Year Ended December 31, 2007	Year Ended December 31, 2006
	(Unaudited)
Cash flows from operating activities:
Net income	$53,768	$12,744
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	52,124	30,486
Amortization of deferred finance costs	1,085	2,169
Amortization of time charter fair value	2,111	2,111
Amortization of loss on sale-leaseback	188	—
Stock-based compensation	4,081	2,298
Minority interest share in net loss of consolidated joint ventures	(180)	—
Unrealized interest rate swap loss	20,253	9,840
Changes in assets and liabilities:
Increase in inventories	(753)	(1,271)
Decrease in due from charterers, net	788	85
Increase in other receivables	(586)	(716)
Increase in prepaid expenses and other current assets	(1,706)	(119)
(Decrease) / Increase in accounts payable	(1,060)	3,895
Increase / (Decrease) in sundry liabilities and accruals	11,265	(637)
Increase in deferred income	11,720	1,061
Deferred dry-dock costs paid	(5,202)	(4,986)

Net cash from operating activities	$147,896	$56,960

Cash flows from investing activities:
Vessel acquisitions	(309,360)	(570,738)
Advances for vessel acquisitions / newbuildings	(63,137)	(26,310)
Vessel disposal, net of commissions	249,354	—
Purchases of other fixed assets	(725)	(251)

Net cash used in investing activities	$(123,868)	$(597,299)

Cash flows from financing activities:
Proceeds from long-term debt	282,858	611,960
Repayment of long-term debt	(205,000)	(210,000)
Payment of financing costs	(1,154)	(4,798)
Proceeds from preferred stock issuance, net	—	182,699
Proceeds from exercise of warrants, net	46,823	8,497
Common stock to be issued for warrants exercised	—	1,438
Contributions from minority interest holders of consolidated joint ventures	9,233	—
Dividends paid	(62,164)	(32,381)

Net cash from financing activities	$70,596	$557,415

Net increase in cash and cash equivalents	94,624	17,076
Cash and cash equivalents at beginning of period	21,335	4,259

Cash and cash equivalents at end of the period	$115,959	$21,335

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$36,352	$18,994
Capitalized interest on newbuildings	2,232	—
Non-cash investing and financing activities:
Conversion of 12% Mandatorily Convertible Preference Stock	—	190,938

OTHER FINANCIAL DATA

Quintana Maritime Limited

Reconciliation of Net Income to Adjusted EBITDA

(All amounts expressed in thousands of U.S. Dollars)

	For 3 months ended		Year ended
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Net Income	$4,244	$10,791	$53,768	$12,744

Interest and finance costs, net	8,973	7,731	42,264	17,585
Depreciation and amortization	11,633	10,887	52,124	30,486
Unrealized Swap Loss / (Gain)	14,643	(2,052)	20,253	9,840
Amortization of loss on sale-leaseback	108	—	188	—
Amortization of t/c fair value	528	528	2,111	2,111
Stock-based compensation	1,059	672	4,081	2,298

Adjusted EBITDA	$41,188	$28,557	$174,789	$75,064

Quintana Maritime Limited

Reconciliation of Net Income to Adjusted Net Income

(All amounts expressed in thousands of U.S. Dollars)

	For the 3 months ended		For the 12 months ended
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Net Income	$4,244	$10,791	$53,768	$12,744
Unrealized Swap Loss / (Gain)	14,643	(2,052)	20,253	9,840
Sale process costs	1,380	—	1,380	—
Write-off of unamortized financing costs	—	—	—	1,833

Adjusted Net Income	$20,267	$8,739	$75,401	$24,417

Quintana Maritime Limited

Reconciliation of Earnings Per Share (Diluted) to Adjusted Earnings Per Share (Diluted)

(All amounts expressed in U.S. Dollars)

	For the 3 months ended		For the 12 months ended
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Net Income	$0.07	$0.21	$0.95	$0.37
Unrealized Swap Loss / (Gain)	0.26	(0.04)	0.36	0.28
Sale process costs	0.02	—	0.02	—
Write-off of unamortized financing costs	—	—	—	0.05

Adjusted Earnings Per Share (Diluted)	$0.35	$0.17	$1.33	$0.70

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, plus deferred stock-based compensation, and amortization of time charter fair value, amortization of loss on sale-leaseback, and unrealized loss (gain) on our swap transaction, which are non-cash items. Adjusted EBITDA is included because it is used by certain investors to measure a company’s financial performance and by the Company as a financial goal. Adjusted EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. Adjusted EBITDA is presented to provide additional information with respect to the Company’s ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and determination of dividends. While Adjusted EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Adjusted Net Income represents net income plus unamortized write-off of financing costs, unrealized losses (gains) from our swap transaction, both of which are non-cash items, and one-time costs associated with our sale process. Adjusted Earnings per Share (diluted) represents Adjusted Net Income divided by weighted average shares outstanding (diluted). These measures are “non-GAAP financial measures” and should not be considered substitutes for net income or earnings per share (diluted), respectively, as reported under GAAP. The Company has included an adjusted net income and adjusted earnings per share calculation in this period in order to facilitate comparability between the Company’s performance in the reported periods and its performance in prior periods.

ABOUT QUINTANA MARITIME LIMITED

Quintana, based in Greece, is an international provider of dry bulk cargo marine transportation services. Quintana currently owns a fleet of 22 vessels and, together with 7 Panamax vessels under bareboat charters, operates 29 vessels (14 Kamsarmax, 11 Panamax and 4 Capesize vessels) with a total carrying capacity of 2.6 million DWT tons. The DWT weighted average age of vessels Quintana owns is 3.3 years. In addition, Quintana has ordered 8 Capesize newbuilding vessels, one of which will be wholly owned and the remaining seven of which will be partially owned through joint ventures. Once all acquisitions and newbuilding orders are completed and assuming no vessel disposals, Quintana will operate a fleet of 37 dry bulk vessels (14 Kamsarmax, 11 Panamax and 12 Capesize vessels) with a total capacity of 4.1 million DWT. For more information about Quintana, please go to our corporate website www.quintanamaritime.com.

FORWARD LOOKING STATEMENTS AND ADDITIONAL INFORMATION

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements relating to the planned acquisition of Quintana by Excel Maritime Carriers Ltd. (“Excel”) and the expected terms and timing of the transaction. Words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions are intended to identify forward looking statements. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties, many of which are difficult to predict and generally beyond the control of Quintana. Actual results may differ materially from the results anticipated in these forward-looking statements. Additional factors that could cause Quintana’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of Quintana filed with the Securities and Exchange Commission on March 9, 2007 and available at the Securities and Exchange Commission’s website.

The following factors in connection with the proposed merger with Excel, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Quintana shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability of Excel to obtain financing and the ability to integrate Quintana’s businesses into those of Excel in a timely and cost-efficient manner.

In connection with the proposed merger between Quintana and Excel, Excel will file with the Securities and Exchange Commission a registration statement on Form F-4 containing a proxy statement/prospectus. The proposed merger involving Excel and Quintana will be submitted to Quintana’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Excel and Quintana without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained by Quintana shareholders, when available, without charge, by directing a request to: Investor Relations / Financial Media: Ramnique Grewal, Capital Link, Inc., 230 Park Avenue – Suite 1536, New York, NY 10160, USA, Tel. 212.661.7566, E-mail: rgrewal@capitallink.com

Quintana, Excel and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Quintana’s directors and executive officers is available in Quintana’s proxy statement for its most recent annual meeting of shareholders which was filed with the Securities and Exchange Commission on April 2, 2007. Information regarding Excel’s directors and executive officers is available in Excel’s notice of annual meeting and proxy statement for its most recent annual meeting and Excel’s Annual Report on Form 20-F for the year ended December 31, 2006, which were filed with the Securities and Exchange Commission on September 14, 2007 and June 26, 2007, respectively. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For Immediate Release

Company Contact:	Investor Relations / Financial Media:
Paul J. Cornell	Ramnique Grewal
Chief Financial Officer	Vice President
Quintana Maritime Limited	Capital Link, Inc, New York
Tel. 713-751-7525	Tel. 212.661.7566
E-mail: pcornell@quintanamaritime.com	E-mail: rgrewal@capitallink.com

Appendix

The following key indicators highlight the Company’s financial and operating performance during the fourth quarter of 2007 and full year of 2007 compared to the corresponding periods in the prior year:

	Three Months Ended December 31, 2007			Three Months Ended December 31, 2006
	PANAMAX	CAPESIZE	TOTAL	PANAMAX	CAPESIZE	TOTAL
Total Ownership days	2,300	368	2,668	1,706	184	1,890
Operating days under fixed rate time charter	2,243	368	2,611	1,570	162	1,732
Operating days under variable rate time charter	29	—	29	91	—	91
Utilization	98.8%	100.0%	99.0%	97.4%	88.0%	96.5%
Time charter equivalent per ship per day – fixed rate tc (1)	23,812	35,232	25,421	19,903	31,685	21,004
Time charter equivalent per ship per day – variable rate tc (2)	70,739	—	70,739	32,283	—	32,283
Time charter equivalent per ship per day – weighted average	24,418	35,232	25,925	20,584	31,685	21,566
Net daily revenue per ship per day	22,982	34,030	24,506	19,116	26,677	19,852
Vessel operating expenses per ship per day	(3,963)	(4,288)	(4,008)	(3,204)	(3,483)	(3,232)
Net Operating Cash Flow per ship per day before general and administrative expenses	19,019	29,742	20,498	15,912	23,194	16,620

	Year Ended December 31,2007			Year Ended December 31,2006
	PANAMAX	CAPESIZE	TOTAL	PANAMAX	CAPESIZE	TOTAL
Total Ownership days	8,882	1,288	10,170	4,142	730	4,872
Operating days under fixed rate time charter	8,486	1,287	9,773	3,721	688	4,409
Operating days under variable rate time charter	276	—	276	364	—	364
Utilization	98.6%	99.9%	98.8%	98.6%	94.2%	98.0%
Time charter equivalent per ship per day – fixed rate tc (1)	22,504	34,779	24,120	20,248	32,166	22,105
Time charter equivalent per ship per day – variable rate tc (2)	51,049	—	51,049	22,858	—	22,853
Time charter equivalent per ship per day – weighted average	23,402	34,779	24,859	20,481	32,166	22,116
Net daily revenue per ship per day	21,983	33,510	23,443	19,289	28,986	20,744
Vessel operating expenses per ship per day	(3,536)	(4,123)	(3,611)	(3,557)	(3,773)	(3,590)
Net Operating Cash Flow per ship per day before general and administrative expenses	18,447	29,387	19,832	15,732	25,213	17,154

(1)	M/V Iron Beauty was acquired with an existing time charter at an above-market rate. The company deducts the fair value of the time charter from the purchase price of the vessel and allocates it to a deferred asset which is amortized over the remaining period of the time charter as a reduction to hire revenue. This results in a daily rate of approximately $ 30,600 as recognized revenue. For cash flow purposes the company will continue to receive $ 36,500 per day, less commissions.
(2)	M/V Barbara, one of our seven bareboat charter-in vessels, operated under a time charter agreement with Cargill for part of the year. The time charter rate under the charter was variable, equal to the 4 T/C Route based on the Baltic Average.

Glossary of Terms

Average number of vessels This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

Ownership days We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

Operating days We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to planned dry docking repairs or any other, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

Fleet utilization We calculate fleet utilization by dividing the number of our operating days during a period by the number of our Ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

TCE per ship per day We define TCE (time-charter equivalent) per ship per day rate as our voyage and time charter revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. TCE rate is a shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

Net daily revenue We define the daily TCE rate net of commissions but including idle time.

Vessel operating expenses per ship per day This include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. We define as our total operating costs divided by the ownership days.

Fleet Table as of February 14, 2008

CURRENT FLEET	Type	DWT	Year Built	Age (in yrs)	TC Expiration Date (maximum period)
Lowlands Beilun	Capesize	170,162	1999	8.8	June 2010
Iron Manolis (A)	Kamsarmax	82,300	2007	0.9	December 2010
Iron Brooke (A)	Kamsarmax	82,300	2007	1.0	December 2010
Iron Miner	Capesize	177,000	2007	1.0	April 2012
Iron Lindrew (A)	Kamsarmax	82,300	2007	1.0	December 2010
Iron Knight (A)	Panamax	76,429	2004	3.7	December 2010
Coal Hunter (A)	Kamsarmax	82,300	2006	1.3	December 2010
Pascha (A)	Kamsarmax	82,300	2006	1.2	December 2010
Coal Gypsy (A)	Kamsarmax	82,300	2006	1.2	December 2010
Iron Anne (A)	Kamsarmax	82,000	2006	1.5	December 2010
Iron Vassilis (A)	Kamsarmax	82,000	2006	1.6	December 2010
Iron Bill (A)	Kamsarmax	82,000	2006	1.8	December 2010
Santa Barbara (A)	Kamsarmax	82,266	2006	2.0	December 2010
Ore Hansa (A)	Kamsarmax	82,229	2006	2.0	December 2010
Iron Kalypso (A)	Kamsarmax	82,204	2006	1.5	December 2010
Iron Fuzeyya (A)	Kamsarmax	82,229	2006	2.1	December 2010
Iron Bradyn (A)	Kamsarmax	82,769	2005	3.0	December 2010
Grain Harvester (A)	Panamax	76,417	2004	3.5	December 2010
Grain Express (A)	Panamax	76,466	2004	3.9	December 2010
Kirmar (B)	Capesize	165,500	2001	6.4	March 2008
Iron Beauty (B)	Capesize	165,500	2001	6.6	June 2010
Coal Pride	Panamax	72,600	1999	8.2	June 2010
Iron Man (C)(D)	Panamax	72,861	1997	10.7	August 2010
Coal Age (C)(D)	Panamax	72,861	1997	10.7	December 2008
Fearless I (C)(D)	Panamax	73,427	1997	10.8	June 2008
Barbara (D)(E)	Panamax	73,390	1997	10.9	June 2008
Linda Leah (D)(E)	Panamax	73,390	1997	11.0	October 2009
King Coal (D)	Panamax	72,873	1997	11.1	May 2008
Coal Glory (C)(D)	Panamax	73,670	1995	13.0	August 2008
Total Current Fleet	29 Vessels	2,644,043		3.3 years ave (K)

FLEET TO BE DELIVERED	Type	DWT	Year Built	Age (in yrs)	Delivery Range (F)
2008
Newbuilding 1(G)	Capesize	180,000	2008	*	December 2008
2010
Newbuilding 2(G)(H)	Capesize	180,000	2010	*	May 2010
Newbuilding 3(I)(J)	Capesize	181,000	2010	*	November 2010
Newbuilding 4(I)(J)	Capesize	181,000	2010	*	December 2010
Newbuilding 5(K)(J)	Capesize	180,000	2010	*	May 2010
Newbuilding 6(K)(J)	Capesize	180,000	2010	*	June 2010
Newbuilding 7(K)(J)	Capesize	180,000	2010	*	July 2010
Newbuilding 8(K)(J)	Capesize	180,000	2010	*	August 2010
TOTAL FLEET TO BE DELIVERED	8 Vessels	1,442,000
TOTAL FLEET	37 Vessels	4,086,043		3.3 years ave (L)

*	Under Construction

(A), (B), (C), (E), (G), (I) and (K) indicate sister ships. As of July 2, 2007 Quintana had seven sets of sister ships. All seventeen ships that were acquired from Metrobulk acquisition are sister ships. Sister ships indicate vessels of the same class made in the same shipyard. The sister-ship concept further enhances our operational flexibility and efficiency.

(D)	Quintana has sold and leased back these ships on a bareboat charter through July 2015.
(F)	The delivery dates shown in this column are estimates based on the delivery dates set forth in the relevant shipbuilding contracts or resale agreements. There can be no assurances that the vessels will be delivered timely or at all.
(H)	Quintana holds a 42.8% interest in the joint venture that will own this vessel.
(J)	Quintana holds a 50% interest in the joint ventures that will own these vessels.
(L)	On a dwt weighted average and excluding the 7 vessels sold and leased back and the newbuilding vessels.